UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
x   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
MANCAN Wine, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Ohio

   Date of organization
   November 7, 2014

Physical address of issuer
1455 W. 29th Street, Cleveland, OH 44113

Website of issuer
https://www.mancanwine.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$140,076.13	$234,336
Cash & Cash Equivalents	$40	$75,967
Accounts Receivable	$56,014.06	$0
Short-term Debt	$116,161.34	$5,835.00
Long-term Debt	$166,335.34	$30,987
Revenues/Sales	$376,824.13	$168,991
Cost of Goods Sold	$249,440.55	$104,905
Taxes Paid	$10,326.71	$0
Net Income	-$336,838.51	-$90,050

MANCAN Wine, LLC
Annual Report
(Exhibit A to Form C-AR)
May 3, 2018



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

MANCAN Wine, LLC ("Mancan", the "Company") is an Ohio Limited Liability Company, formed on November 7, 2014.

The Company is located at 1455 W. 29th Street, Cleveland, OH 44113.

The Company's website is https://www.mancanwine.com.

The company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.mancanwine.com/work-with-us/.

The company currently has 3 employees.

The Business
The Company produces drinkable wine in a can, sourced from great California grapes for a set of specially- designed blends.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our historical revenue is very lump month to month. This lumpiness in revenue may lead to uncertainty in predicting future revenue. This may further exacerbate any cash constraints the Company faces now or in the future.

The Company has a low cash position of $40.00, with an AR balance of $56K. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

MANCAN Wine faces competition from other companies in the canned wine space. Existing companies that engage in the canned wine business or are within the beverage space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MANCAN's growth.

MANCAN anticipates heavily increasing its burn rate from ~$20K to ~$37K, largely to fund marketing. If the Company is unable to meet its projected revenue targets this elevated spend may quickly reduce the Company's runway.

T***he Company, Mancan Wine, LLC, is the owner of the trademark "Mancan" and was involved in litigation to protect their trademark against a non- affiliated company.*** A settlement has been proposed, and the trademark dispute is expected to be resolved within the next reporting period. Currently, no reasonable estimate of a probable loss can be made; therefore, no loss contingency was accrued in the Financial Statements.

We have a controversial brand. Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company has related party transactions. The Company had outstanding non-interest bearing Related Party Loans payable in the amount of $49,062. These loans have no maturity date, and may be repaid at a future date at management's discretion.

We do not have agreements in place with any of our retail accounts. Although Mancan was sold in retail stores like Kroger, Whole Foods, and Costco, we do not any have contractual agreements signed with them. No assurance can be given that we will be able to maintain these retail relationships. The loss of any retail accounts or the inability to deliver orders in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Fisk Biggar and Graham Veysey who are CFO and CEO of the Company. The Company has or intends to enter into employment agreements with Fisk Biggar and Graham Veysey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Fisk Biggar and Graham Veysey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are heavily dependent on our distributors, yet we only have written agreements with some of them. In the United States where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other winemakers. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

BUSINESS

Description of the Business

The problem is the current experience of drinking wine is inconvenient. From deciphering varietals and flowery labels, to getting out stemware and corkscrews, there is no easy-go-to-everyday wine. In a $60B wine industry, MANCAN provides the needed convenience while targeting a key demographic of the market with a brand that has resonance and longevity. As one of the first-movers in the canned wine industry AND a differentiator with their target consumer, MANCAN is positioned to be the brand that is synonymous with wine-in-a-can. The canned wine industry has grown over 100% in the last 12 months, making the sector the fasted growing category within the $60B US wine industry. MANCAN is already a category leader with national placements in such as BevMo!, Total Wine & More and Whole Foods*.

*Note: MANCAN does not currently have contracts or agreements in place with these retailers.

Business Plan
We plan to increase our marketing spend on the consumer side. The raise will also allow us to support large accounts with large inventory requirements and ensure that once that large inventory is on the shelves, we can run targeted marketing campaigns so those accounts sell through.

The Company's Products and/or Services

Product / Service	Description	Current Market
MANCAN Wine	MANCAN Wine produces high quality wine in a can. We were deliberately non-varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, and "fizzy" wine and will be adding a rosé as well.	US wine drinkers.

MANCAN has earned the coveted "Best Buy" rating from Wine Enthusiast Magazine and a gold medal from the Wine & Spirits Wholesalers of America.

MANCAN's winemaker, with over two decades of experience, shares the founder's passion for awesome wine that can be casually enjoyed. MANCAN's grapes are sourced in California, and each can is hand-crafted in Sonoma County. Each wine is intentionally non-vintage and non-varietal, allowing for the same great taste year-after-year, can-after-can.
At 12.6 ounces, MANCAN is inline with consumer behavior. When does one ever have just one glass? The average consumption amount of the millennial is 3.1 glasses per sitting. Most of the competitive class is too small and outdated.
Price and quality have always been the lead drivers. By introducing a new packaging category, quality perception by the consumer is the principal characteristic for acquiring long-term customers, while offering a price that has mass appeal. MANCAN's typical retail price point is 20-25% less than their competitors.

We plan on introducing a rose wine to our product lineup.

MANCAN Wine is distributed across the country via the three-tiered alcohol distribution system.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known national wine brands. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

We believe we have a first move advantage as canned wine. We believe the strong brand we've built as an exclusively wine in a can company also gives us an advantage. Our vessel size meets consumer behavior drinking patterns for our target demographic versus more traditional vessels. Our low capital costs keep our business lean and results in lower prices for consumers. Our product can also provide strong margins to the retailer, incentivizing them to sell MANCAN to their customers.

Customer Base
Our customers are primarily millennial wine drinkers. Based on our research, millennials are the most powerful wine purchasers in the US, responsible for 42% of all consumption by volume. Additionally, millennials have the highest consumption rate of any demographic, at 3.1 glasses of wine per sitting. While acknowledging that 57% of wine drinkers are women, the formula for female-oriented product development has become entrenched and saturated.

Meanwhile, MANCAN targets an underrepresented demographic - the male millennial and "soccer-dads." The male wine consumer comprises 50% of the overall purchasing power in the wine market. 84% of men are now primary grocery shoppers, a 19% increase from a decade ago. MANCAN leverages a growing category with the introduction of a new brand to the male millennial who is ripe for a new consumption trend.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4871578	IC 033. US 047 049. G & S: Wine. FIRST USE: 20150925. FIRST USE IN COMMERCE: 20150925	MANCAN	August 15, 2014	December 15, 2015	USA

Litigation

Parties	Description	Status
MANCAN Wine and Mancan Beer	Copyright Dispute	We have proposed a settlement which we expect to be accepted. We are the rightful owners of the trademark, yet we are electing to forgo the fight and save the cash. The offending party poses little threat to our enterprise value.

Other
The Company's principal address is 1455 W. 29th Street, Cleveland, OH 44113

The Company has the following additional addresses: We lease warehouse space in CA for our finished product: Valley Wine Warehouse 175 Tower Road, American Canyon, CA 94503

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The company is an Ohio Limited Liability Company, and does not currently have a Board.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
H. Fisk Biggar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO - MANCAN Wine - January 2015 - Present
VP Corporate Development and GM Whim Travels - The Quintess Collection - January 2016 - September 2016
Director of Channel Sales - The Quintess Collection - November 2012 - January 2016

Fisk Biggar is a husband, father and avid outdoorsman. A native to Cleveland, Ohio, he has spent the last decade exploring the mountains of Colorado. In 2010, Fisk was a member of the founding team for BB's Kitchen in Aspen, CO, where he served as the General Manager. In 2011 "BB's" was named as one of Colorado's top restaurants by Esquire, and continues to serve as a staple in Aspen's notorious restaurant community. While pursuing his MBA, Fisk served as the Vice President of Business Development for the Quintess Collection. During his tenure, Fisk established new revenue resources and strategic business partnerships while creating an entirely new business unit – Whim Travels. In 2015 he began helping his life-long friend, Graham Veysey, with MANCAN Wine. Quickly this extracurricular grew into a company with sales across the USA and required full-time attention. Fisk currently serves as the Head of Finance for MANCAN. He received his MBA from The University of Denver, Daniels College of Business, and his B.A. from Colgate University.

Name
Graham Veysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO - MANCAN Wine - September 2015 - Present
Principal - North Water Partners - January 2009 - Present

Graham Veysey lives in a 140-year-old firehouse in Hingetown – part of the Ohio City neighborhood in Cleveland, Ohio that he developed with his wife, neighbors, and other collaborators. As a grassroots neighborhood developer, Graham helped convert the vacant Ohio City Firehouse into a vibrant mixed-used building with a coffee shop, florist and collection of offices. Graham developed the block kitty-corner from the Firehouse into dynamic retail and residential, helping to create an intersection that is now one of Cleveland's most unique destinations. Called Hingetown, his developments are part of a group of projects that work to connect parts of Cleveland, promoting walking and biking. Graham was instrumental in bringing bike sharing to Cleveland and was project director for the Ohio City Farm, a six-acre urban farm in Cleveland. A strong storyteller, Graham has won 4 Emmy awards. Graham consults for the Aspen Institute, managing their partnership with Khan Academy and producing aspects of the Aspen Ideas Festival and the Vanity Fair New Establishment Summit. He founded the media company North Water Partners, producing content for global brands, arts and cultural institutions, and political campaigns. He serves on the boards of The Refugee Response, Cleveland Public Theatre, and the Bidwell Foundation.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Equity
Amount outstanding	$442,000
Voting Rights	Only for founder shares
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14.53%

In 2016, the Company converted outstanding Notes Payable in the amount of $280,863, including accrued interest, into equity. The raised capital resulting from this conversion was presented as part of Contributed Capital on the Company's Balance Sheet as of December 31, 2016.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Graham F. Veysey
Amount outstanding	$49,062
Interest rate and payment schedule	No interest; The Borrower has the right to pay back the loan in-full or make additional payments at any time without penalty.
Other material terms	N/A

In December 2017 the Company issued $410,322 in Crowd Notes. The Company additionally issued $15,516 in Crowd Notes as compensation to SI Securities, LLC, who served as intermediary and placement agent in the offering.

The Crowd Notes sold in this offering will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
● Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

● At a discount of 20% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or
● If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Ownership
A majority of the Company is owned by the two founders: Fisk Biggar and Graham Veysey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Graham Veysey	45.45
Fisk Biggar	33.05

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has incurred recurring losses and negative cash flows from operating activities since inception. The Company generated 170,998 in revenue in 2016, and $376,928 in 2017. Net losses was $116,196.37 and $336,703 in 2016 and 2017, respectively. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company's fixed assets consist of machinery and equipment, automobiles and trucks, and office equipment. The assets are depreciated using the straight-line method. Depreciation expense was $5,393, and $7388 in 2016, and 2017 respectively.

The Company leases warehouse space for storage of its inventory on an as-needed basis under a per-unit stored lease arrangement. There are no future minimum lease payments due under the lease.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

We have approximately $104,989.52 in cash on hand as of April 3, 2018. With a burn rate of $35,000 per month, this equates to 8 months of runway, conditional on revenue. As of December 31, 2017, our total assets were $140,211 and our total liabilities were $166,335.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
As of December 31, 2017, the Company had outstanding non- interest bearing Related Party Loans payable in the amount of $49,062. These loans have no maturity date, and may be repaid at a future date at management's discretion.

Previous Offerings of Securities

In December 2017, the Company issued $410,322 in Crowd Notes under Regulation CF and 506(c) of Regulation D. Proceeds from the offering were used for occupancy and G&A, marketing, employee costs, and inventory. The Company additionally issued $15,516 in Crowd Notes as compensation to SI Securities, LLC, who served as intermediary and placement agent in the offering.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure
None

Ongoing Reporting Compliance
The company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of rule 202. However, the company is 3 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Graham Veysey
(Signature)

Graham Veysey
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Graham Veysey
(Signature)

Graham Veysey
(Name)

CEO
(Title)

4/30/2018
(Date)

/s/ Fisk Biggar
(Signature)

Fisk Biggar
(Name)

CFO
(Title)

4/30/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



I, H. Fisk Biggar, certify that the financial statements of MANCAN Wine, LLC included in this Form are true and complete in all material respects.

H. Fisk Biggar
President
MANCAN Wine, LLC
fisk@mancanwine.com

MANCAN WINE LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	369,581.28
Online Income	-2,595.88
Case	3,871.70
Four Packs	3,662.53
Merchandise	122.50
Total Online Income	**5,060.85**
Total Sales	**374,642.13**
Shipping Income	2,182.00
Uncategorized Income	0.00
Total Income	**$376,824.13**
Cost of Goods Sold	
Cost Of Goods Sold	248,340.32
Freight Costs	750.00
Inventory Shrinkage	0.00
Online Order Fee	350.23
Total Cost of Goods Sold	**$249,440.55**
GROSS PROFIT	**$127,383.58**
Expenses	
Advertising Expense	24,386.21
Marketing Expense	137,577.34
Total Advertising Expense	**161,963.55**
Auto/Truck Expense	
Gas	91.06
Mileage	3,726.21
Parking	17.00
Registration & License	232.00
Repairs & Maintenance	1,183.00
Total Auto/Truck Expense	**5,249.27**
Bank Charges	41.00
Bank Service Charges	2,933.93
Business License & Fees	3,870.50
Consulting Fees	36,000.00
Dues and Subscriptions	2,870.79
Insurance	8,696.50
Worker's Compensation	1,193.50
Total Insurance	**9,890.00**
Meals And Entertainment	278.36
Merchant Fees	1,591.37
Office Supplies	796.73
Outbound Shipping	24,584.78
Payroll Expenses	
Taxes	10,326.71

	TOTAL
Wages	117,537.81
Total Payroll Expenses	**127,864.52**
Postage and Delivery	130.20
Professional Development	6,119.46
Professional Fees	500.00
Accounting Fees	3,988.20
Legal Fees	21,484.83
Total Professional Fees	**25,973.03**
Promotional Expense	3,567.41
Sales Commission (outside reps)	7,287.69
Storage	18,034.00
Supplies	82.02
Telephone	1,335.67
Travel	13,907.81
Total Expenses	**$454,372.09**
NET OPERATING INCOME	$ -326,988.51
Other Expenses	
Amortization Exp.	2,288.00
Depreciation	7,388.00
Interest Expense	174.00
Total Other Expenses	**$9,850.00**
NET OTHER INCOME	$ -9,850.00
NET INCOME	$ -336,838.51

MANCAN WINE LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Company Checking Account	40.04
Petty Cash Account	0.00
Total Bank Accounts	**$40.04**
Accounts Receivable	
Accounts Receivable	56,014.06
Total Accounts Receivable	**$56,014.06**
Other Current Assets	
Inventory Asset	19,174.99
Inventory-WIP	30,655.00
Total Inventory Asset	**49,829.99**
Total Other Current Assets	**$49,829.99**
Total Current Assets	**$105,884.09**
Fixed Assets	
Accumulated Depreciation	-26,953.00
Automobiles & Trucks	8,711.92
Computer & Office Equipment	654.45
Machinery & Equipment	21,826.03
Promotional Asset	6,732.08
Total Fixed Assets	**$10,971.48**
Other Assets	
Accumulated Amortization	-11,106.00
Start-Up Costs	34,326.56
Total Other Assets	**$23,220.56**
TOTAL ASSETS	**$140,076.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	51,788.72
Total Accounts Payable	**$51,788.72**
Credit Cards	
Credit Card	9,333.32
Total Credit Cards	**$9,333.32**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan - Hingetown	17,000.00
Loan - OCF	2,882.47
Loan- NWP	24,624.77
Loan- Striebinger	4,556.88

	TOTAL
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
CO Income Tax	0.00
CO Local Tax	0.00
CO Unemployment Tax	0.00
Federal Taxes (941/944)	4,287.96
Federal Unemployment (940)	14.47
Medical Mutual	0.00
OH Income Tax	856.69
OH Local Tax	816.06
OH Unemployment Tax	0.00
Prepaid Payroll	0.00
Total Payroll Liabilities	**5,975.18**
Total Other Current Liabilities	**$55,039.30**
Total Current Liabilities	**$116,161.34**
Long-Term Liabilities	
Convertible Loan Neistat	50,174.00
Total Long-Term Liabilities	**$50,174.00**
Total Liabilities	**$166,335.34**
Equity	
Opening Balance Equity	0.00
Partner's Equity	
Founders Equity	
Biggar Equity	-12,345.77
GFV Equity	-3,384.23
M. Clark Equity	-28,683.00
Total Founders Equity	**-44,413.00**
Series A Partners	
A. Shorts	10,000.00
C. Chen	25,000.00
J Vaught	25,000.00
J. Feighan	50,000.00
R. Adler	25,000.00
Smalley Trust	50,000.00
Total Series A Partners	**185,000.00**
Series D Conversion	
N/P Sheahan	53,333.00
N/P Shields	10,708.00
N/P-Celeste	25,823.00
N/P-Michael Veysey	84,333.00
N/P-Smalley	53,333.00
N/P-Smalley Trust	53,333.00
Total Series D Conversion	**280,863.00**
Total Partner's Equity	**421,450.00**
Retained Earnings	-110,870.70
Net Income	-336,838.51
Total Equity	**$ -26,259.21**

	TOTAL
TOTAL LIABILITIES AND EQUITY	**$140,076.13**

MANCAN WINE LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-336,838.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-52,044.46
Inventory Asset	87,042.70
Inventory Asset:Inventory-WIP	16,034.00
Accumulated Amortization	2,288.00
Accounts Payable	44,236.22
Credit Card	3,490.08
Direct Deposit Payable	0.00
Loan - Hingetown	14,500.00
Loan - OCF	1,422.54
Loan- NWP	-1,845.26
Loan- Striebinger	4,000.00
Payroll Liabilities:CO Income Tax	0.00
Payroll Liabilities:CO Local Tax	0.00
Payroll Liabilities:CO Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	4,287.96
Payroll Liabilities:Federal Unemployment (940)	-2.42
Payroll Liabilities:Medical Mutual	0.00
Payroll Liabilities:OH Income Tax	856.69
Payroll Liabilities:OH Local Tax	816.06
Payroll Liabilities:OH Unemployment Tax	0.00
Payroll Liabilities:Prepaid Payroll	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**125,082.11**
Net cash provided by operating activities	**$ -211,756.40**
INVESTING ACTIVITIES	
Accumulated Depreciation	7,388.00
Promotional Asset	-6,732.08
Net cash provided by investing activities	**$655.92**
FINANCING ACTIVITIES	
Convertible Loan Neistat	50,174.00
Partner's Equity:Series A Partners:A. Shorts	10,000.00
Partner's Equity:Series A Partners:C. Chen	25,000.00
Partner's Equity:Series A Partners:J Vaught	25,000.00

	TOTAL
Partner's Equity:Series A Partners:R. Adler	25,000.00
Net cash provided by financing activities	**$135,174.00**
NET CASH INCREASE FOR PERIOD	$ -75,926.48
Cash at beginning of period	75,966.52
CASH AT END OF PERIOD	**$40.04**

Mancan Wine, LLC

Notes to the Financial Statement December 31st, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with the Financial Reporting Framework for Small- and Medium-Sized Entities issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations. This special purpose framework, unlike U.S. GAAP, does not require the recognition of deferred taxes. We have chosen the option to recognize only current income tax assets and liabilities.

Nature of Operations

The Company is engaged in the sales & distribution of canned wine products across the United States.

Use of Estimates

The preparation of financial statements in conformity with the Financial Reporting Framework for Small and Medium-Sized Entities™ requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Assets, Liabilities, and Equity Classification.

A one-year time period is used as the basis for classifying all other current assets and liabilities. All accounts payable and credit card payables are anticipated to be paid in 12 months or less.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid cash and investments with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of finished products and work in progress orders of is stated at the lower of cost (first in, first out method) or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a tax basis using the specified periods outlined by the Internal Revenue Service. This varies from GAAP in which the straight- line method over the estimated useful lives of the assets, which range from 5 to 39 years.

Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue and Cost Recognition

Revenues from sales orders are immediately recognized on respective cost of goods sold in recognized based on first in first out average cost of inventory.

Income Taxes

The company is formed as an Ohio LLC, and is not subject to income taxes at the corporate level. Each member of the LLC is responsible for the tax liability, if any, related to its proportionate share of the LLC's taxable income. Accordingly, no provisions for income taxes are reflected in the accompanying financial statements.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through April17th, 2018 which is the date the financial statements were available to be issued.

2. ACCOUNTS RECEIVABLE

    Accounts receivable at December 31, 2017, are expected to be collected within one year; as such no allowance for doubtful accounts has been calculated.

3. REALTED PARTY TRANSACTIONS

    The notes payable, related companies are short terms loans issued by companies under common ownership and management. All payables are short-term and are expected to be paid within 12 months. The notes bear no interest.

    The major member of the Company owns the majority of the outstanding membership of these related companies, whose principal activity is leasing land and buildings. Mancan Wine, LLC, is provided free office rent from the related company on a month to month basis. No value has been determined for such rents.

4. PROPERTY AND EQUIPMENT

	December 31, 2017
Assets	
Machinery & Equipment	$21,826
Auto/Trucks	8,712
Office & Marketing Equipment	7,386
Start Up Costs	34,327
	72,251
Accumulated depreciation and amortization	38,059
Net property and equipment	$34,192

Depreciation expense related to property, plant, and equipment was $7,388 in 2018 and
Amortization expense of $2,288.

5. FINANCING ACTIVITY

The company has a convertible note with a current balance of $50,174 including accrued interest. It is anticipated by the company this note will eventually convert to and equity position. Currently no debt service payments are required. The note bears an interest rate of 5% annually, there is no maturity date.

The company raised $85,000 in new equity funding, with a total of $477,292 raised from inception to date.

6. CONTINGENCIES

Currently the company has no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.